February 16, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Jill Davis

Branch Chief

Re:

Kinder Morgan Management, LLC

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 15, 2006

File No. 001-16459

Ladies and Gentlemen:

In this letter, we set forth Kinder Morgan Management, LLC’s (the “Company’s”) responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 2, 2007, with respect to the above-referenced filing.  For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  Our response to each comment or request is set forth immediately below the text of the applicable comment or request.

Comment

Note 2. Significant Accounting Policies, page 24

1. We note your response to comment two of our letter dated December 29, 2006.  Since you included your share of Kinder Morgan Energy Partners’ AOCI in the book basis of your equity method investment in this entity, it appears that some portion of your AOCI has been reclassified directly to APIC rather than earnings.  Please confirm if this is true.  In connection with these transactions, please tell us:

- If you have elected equity treatment when accounting for sales of stock by a subsidiary or if equity treatment was required due to a broader corporate reorganization contemplated or planned by you.  Refer to Questions 1 and 2 of SAB Topic 5H;

- The amount of AOCI that was reclassified directly to APIC for each applicable quarterly and annual period and on a cumulative to date basis;

United States Securities and Exchange Commission

February 16, 2007

- The quarterly and annual amounts of incremental AOCI that would have recycled to earnings absent the previous reclassification of a portion of AOCI to APIC for all applicable periods.

Response:

Our policy of recording the impacts directly to equity for any changes in ownership percentage resulting from equity issuances or purchases by our equity method investee or consolidated subsidiary in which we do not participate on a pro rata basis is disclosed in Note 2, Significant Accounting Policies.  Although the same accounting methodology (i.e. direct to equity rather than income statement treatment) would be required in conjunction with a broader corporate reorganization, the accounting for the transactions at issue here is in accordance with our elected policy and is not based on such an event, either contemplated or planned.

For clarification purposes, the investment balance used in calculating the effects of any change in ownership reflects, through equity method accounting entries, the recognition of  our proportional share of our equity method investee’s AOCI.  It is this AOCI impact imbedded in our investment balance that affects the change in interest entries, not any portion of our own AOCI that is included as a component of our shareholder’s equity.  We trust that the following simplified example will illustrate how this accounting is being done:

	Investee	Investor’s Ownership	Investor
Other equity	$500		$125
AOCI	(100)		(25)
Total equity/investment	$400	25%	$100
Shares	40		10
Per share	$10		$10

Then, assume that the investee issues 10 new shares for net proceeds of $200, reducing the investor’s ownership from 25% (10 shares/40 shares) to 20% (10 shares/50 shares):

	Investee	Investor’s Ownership	Investor
Other equity	$700		$140
AOCI	(100)		(20)
Total equity/investment	$600	20%	$120
Shares	50		10
Per share	$12		$12

United States Securities and Exchange Commission

February 16, 2007

Entry 1:  The increase in the dollar amount of the investor’s share of the investee’s equity of $20 ($120-$100) would be recorded as an increase to the investment account and APIC.

Entry 2:  A second entry ($5 in this example, from $25 before the equity issuance to $20 after the issuance) is also needed with respect to the investor’s reduced proportional share of the investee’s AOCI. We recorded this adjustment to reflect our revised proportional share of our investee’s AOCI as a debit to investment and credit to other comprehensive income.

Upon further evaluation and analysis, we believe that the correct adjustment with respect to Entry 2 should have been a debit to APIC and credit to other comprehensive income.  By recording the debit to investment, a difference between our recorded investment and our proportional share of KMP’s capital arises solely as a result of this entry, and we do not believe such a difference is appropriate in these circumstances.  As set forth below, the amounts and impacts to the various components of our balance sheet related to these incorrect entries are not material as of any period end, and we will make an adjustment to debit our APIC and credit our investment in KMP to correct these two balance sheet line items as of December 31, 2006.  The amounts by period and the percentage impact to the line items--Investment in Kinder Morgan Energy Partners, L.P. (Investment), Deferred Income Taxes (DIT) and Listed Shares (APIC) are as follows (dollars in thousands):

	Investment	DIT	APIC	% Investment	% DIT	% APIC
December 31, 2004	$(1,143)	$(434)	$(709)	(.07%)	(.53%)	(.04%)
March 31, 2005	(1,143)	(434)	(709)	(.08%)	(.93%)	(.04%)
June 30, 2005	(2,289)	(863)	(1,426)	(.15%)	(1.90%)	(.08%)
September 30, 2005	(9,906)	(3,718)	(6,188)	(.65%)	(7.41%)	(.32%)
December 31, 2005	(13,571)	(5,081)	(8,490)	(.87%)	(8.14%)	(.43%)
March 31, 2006	(13,571)	(5,081)	(8,490)	(.87%)	(8.09%)	(.42%)
June 30, 2006	(13,571)	(5,081)	(8,490)	(.88%)	(8.75%)	(.41%)
September 30, 2006	(20,177)	(7,534)	(12,643)	(1.21%)	(7.58%)	(.60%)

We believe these AOCI and OCI adjustments are consistent with paragraph 121 of FAS 130 whereby an investor should record its proportionate share of the investee’s equity adjustments for other comprehensive income as increases or decreases to the investment account with corresponding adjustments in equity.  Further, we view Entry 2 as adjusting the cumulative other comprehensive losses recorded in our AOCI to an amount that, as adjusted, would represent our share of amounts that, as of that date, would be expected to be reclassified to earnings in the future.

With respect to your third bullet, we believe that Entry 2 discussed above is necessary in order to properly reflect our share of KMP’s AOCI subsequent to the change in ownership interest and to reflect the amounts that, as of that date, are expected to be reflected in our share of net earnings from KMP as these amounts are reclassified to earnings.

United States Securities and Exchange Commission

February 16, 2007

The Company acknowledges, with respect to the above-referenced filing, that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-369-9470.

Very truly yours,

Kimberly A. Dang

Vice President and Chief Financial Officer